Exhibit 10.8

ALLONGE

This Allonge, dated January 27, 2009 (this "Allonge"), is to be physically attached to that certain Promissory Note entitled as "Second Amended and Restated Promissory Note" in the stated amount of "$1,000,000 or more", dated August 1, 2008 by and between My MedicalRecords.com, Inc., a Delaware corporation ("Borrower") and The RHL Group, Inc., a California corporation ("Lender") (as amended and modified hereby, the "NOTE"). Reference is also made to that certain Security Agreement, dated July 31, 2007 by and between Borrower and Lender which secured Borrower's obligations under the NOTE (as amended and modified hereby, the "Security Agreement").

The purpose of this Allonge is to suspend certain rights (the "SUSPENDED RIGHTS") held by the Lender from the Closing Date, as that term is defined in that certain Agreement and Plan of Merger and Reorganization dated November 8, 2008 (the "Merger Agreement"), by and among Favrille, Inc., a Delaware corporation ("Favrille"), Montana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent and Borrower, until the earlier of: either (1) the date that Favrille or Borrower repays all amounts outstanding under the "Notes" issued pursuant to the Creditor Plan (as defined in the Merger Agreement) in the maximum aggregate amount of up to $1,160,000, (2) the date that Favrille or Borrower deposits into the Escrow Fund (as defined in the Creditor Plan) the maximum amount of cash (up to $1.16 million, which maximum amount will be confirmed by Favrille to the Company on or before the Closing based upon the terms of the Settlement Agreements (as defined in the Creditor Plan) executed on or prior to Closing) payable in satisfaction of the "Notes" issued pursuant to the Creditor Plan; or (3) ten days after the two year anniversary of the Closing Date (the "NEW DUE DATE"). In addition the purpose of the Allonge is to temporarily affect certain terms of the NOTE and the Security Agreement as more fully set forth herein (the "MODIFICATION"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the NOTE.

Other than as stated herein the NOTE and Security Agreement remain unaltered, and in full force and effect. Only this Allonge shall expressly or impliedly alter the terms of the NOTE and Security Agreement; no other writing, or document, whether now or in the future signed, shall alter or modify the terms of the NOTE or the Security Agreement, or the NOTE or Security Agreement itself, except a document entitled as "Amended Allonge" executed by both the Borrower and the Lender (and no one else), which document, if it exists, shall also be attached to the NOTE. A condition precedent to the effectiveness of this Allonge is the passage of a resolution by the Board of Directors of Borrower to the effect that the NOTE is: (a) in full force and effect; (b) is fully enforceable; (c) no defenses exist as to the NOTE; and (d) the amount due under the NOTE as of the date of this Allonge is $1,016,145.

The SUSPENDED RIGHTS are as follows:

1. Any right of the Lender to declare a Default or an Event of Default (as defined in the NOTE and the Security Agreement) or deliver any notice thereof to Borrower.

2. Any right of the Lender to accelerate the maturity date of the NOTE (whether the Final Maturity Date or the NEW DUE DATE).

3. Any right of the Lender to exercise any of the remedies referenced in Section 6.3 of the Security Agreement.

4. Any right of the Lender to assign the NOTE, or the proceeds of the NOTE, or otherwise negotiate the NOTE.

5. Any right of the Lender to receive payment of the Unpaid Balance of the NOTE as that term is defined in the NOTE, including without limitation payments for monthly interest and CREDIT CARD ADVANCES under the NOTE.

The MODIFICATIONS are as follows:

1. The Final Maturity Date shall now be the NEW DUE DATE.

2. Notwithstanding any other provisions of the NOTE and the Security Agreement Lender hereby agrees and acknowledges that the Unpaid Balance under the NOTE is expressly subordinated in right of payment to the prior payment of the Indebtedness. The Indebtedness shall be deemed paid when the entire amount due to retire the Indebtedness is deposited into the Escrow Fund. "Indebtedness" shall mean the principal amount due under the Notes (an amount that shall range from $800,000 to $1,160,000, as defined in the Creditor Plan) to be issued to the Creditors (as defined in the Creditor Plan) pursuant to the Creditor Plan and any costs and expenses payable under the Notes.

3. Lender hereby subordinates to the holders of Indebtedness any security interest or lien that Lender may have in all Collateral (as defined in the Security Agreement). Notwithstanding the respective dates of attachment or perfection of the security interest of Lender and the security interest of the holders of Indebtedness, the security interest of the holders of Indebtedness in the Collateral, shall be prior to the security interest, if any, of Lender until the Company shall have paid the Indebtedness in full to the Escrow Agent.

4. Lender hereby expressly waives, both now and in the future, any Default or Event of Default under the NOTE and the Security Agreement that arises from or is related to the Closing (as that term is defined in the Merger Agreement) and the consummation of the transactions described in the Merger Agreement.

5. Each of the representations, warranties and covenants included in the NOTE and Security Agreement are hereby qualified and/or waived as necessary to address the purpose and effect of the SUSPENDED RIGHTS and the MODIFICATIONS set forth in this Allonge to the extent it is readily apparent that such qualification and/or waiver is necessary to give effect to the terms and provisions of this Allonge.

6.   This Allonge is being executed in connection with the consummation of the transactions described in the Merger Agreement and the documents signed on the Effective Time as that term is defined in the Merger Agreement, but shall not be attached to the NOTE or effective unless and until the Closing Date (as that term is defined in the Merger Agreement) has successfully passed.

7.   Upon the Closing Date having successfully passed the Lender shall deliver the NOTE (with this Allonge affixed) and the Security Agreement to the Escrow Agent. Said Escrow Agent shall hold said documents until the Company shall have paid the Indebtedness in full to the Escrow Agent, including if applicable through deposit of the funds into the Escrow Fund. Upon the payment of the Indebtedness in full to the Escrow Agent: (a) the Escrow Agent will be instructed by both the Company and the Lender to return the NOTE, Allonge and Security Agreement to the Lender, who shall then have the power to detach the Allonge from the NOTE; (b) the Allonge shall have no further power and effect; (c) any security interest, if any, shall be deemed unenforceable; and (d) Lender shall be deemed to be, and is, restored to the position that it held immediately prior to the execution of this Allonge. The Escrow Agent, in returning the NOTE, the Allonge affixed, and the Security Agreement only needs to determine whether or not the Borrower or Favrille have deposited funds into the Escrow Fund sufficient to pay the Indebtedness in full; it is not required to get any other, or further, assurance or understanding from any Party whatsoever.

If the Indebtedness has not otherwise been fully paid by the NEW DUE DATE (as provided just above), then upon the passage of the NEW DUE DATE this Allonge shall become ineffective, and the Security Agreement, NOTE, and Allonge shall be returned to the Borrower; who may then detach the Allonge from the NOTE.

"BORROWER"
MyMedicalRecords.com, Inc.,
a Delaware corporation ("Debtor")

Name: Naj Allana

Title: CFO

Signature: /s/ Naj Allana

"LENDER"
The RHL Group, Inc.,
a California corporation ("Secured Party")

Name: Robert H. Lorsch

Title: CEO, Chairman

Signature: /s/ Robert H. Lorsch